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                             October 10, 2023

       Rebecca Zhao
       Chief Financial Officer
       U Power Limited
       2F, Zuoan 88 A, Lujiazui
       Shanghai, People   s Republic of China

                                                        Re: U Power Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
13, 2023
                                                            CIK No. 0001939780

       Dear Rebecca Zhao:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 13, 2023

       Risk Factors, page 10

   1.                                                   Given the Chinese
government   s significant oversight and discretion over the conduct of your business, please
specific cross-reference to your risk factor contained in your Form
                                                        20-F that separately
highlights the risk that the Chinese government may intervene or influence your
operations at any time, which could result in a material change in your operations and/or the
value of the securities you are registering. Also, given recent statements by the
Chinese government indicating an intent to exert more oversight and control over offerings
that are conducted overseas and/or foreign investment in China-
                                                        based issuers,
acknowledge the risk that any such action could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless.

                                                        Please contact Alex
King at 202-551-8631 or Bradley Ecker at 202-551-4985 with any
 Rebecca Zhao
U Power Limited
October 10, 2023
Page 2

other questions.



                                 Sincerely,
FirstName LastNameRebecca Zhao
                                 Division of Corporation Finance
Comapany NameU Power Limited
                                 Office of Manufacturing
October 10, 2023 Page 2
cc:       Ying Li
FirstName LastName